UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2001

TROOPER TECHNOLOGIES INC.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE LISTED: CDNX: TPP

Trooper Technologies Inc. Announces Appointment of New Board Members

Appointment of Edward A. Mazur to the Board

June 26, 2001 Vancouver, B.C. - Edward A. Mazur has been appointed to the board of directors of Trooper Technologies, Mr. Mazur will serve as the Vice Chairman of Trooper's board. Mr. Mazur brings to the company over 30 years of domestic and international experience in the areas of technology applications and investment. His international experience has been primarily devoted to Eastern Europe, specializing in Poland. Mr. Mazur has provided consulting services for major U.S. and European corporations. In the 1990's, Mr. Mazur served as the Counter-Trade Division Representative in Poland for the world renowned Cargill International S.A. in Geneva, Switzerland. His prime responsibilities were on the purchase and/or sale of commodities, goods, and services in counter-trade and barter transactions, as well, as, the development of counter-trade business.

In addition, Mr. Mazur was the Counter-Trade Representative for John Deere Export, a Division of Deere & Co., in Mannheim, Germany where he provided promotion and marketing of John Deere products in Poland, and ensured that a favorable image of John Deere and its products was established in Poland. At the beginning of his business venture, Mr. Mazur was the Assistant General Manager for U.S. based A.G. McKee & Co., later known as Davy McKee Corporation, where he assumed responsibility for marketing and technology transfers in other countries, mainly concentrating on Poland, covering four basic industrial fields: 1) food and pharmaceutical, 2) non-ferrous metals, 3) ferrous metals, and 4) chemical and petrochemical.

Mr. Mazur received a Bachelor of Science in Electrical Engineering from Chicago Technical College in 1969.

"Mr. Mazur brings a wealth of experience to our Company which will compliment the talents of our present board members. I look forward to his participation in developing strategies that will further our growth and strong position in the market." said Stan Lis, president and CEO of Trooper Technologies Inc.

Granting of New Stock Options

The Board of Directors is pleased to announce that the Company has today agreed to grant stock options to Mr. Mazur entitling him to purchase up to 250,000 common shares of the Company at price of $ 1.60 per common share. The options are exercisable until June 25, 2006.

About Trooper Technologies

Trooper Technologies Inc. is an international company focused on developing its high technology business interests in Poland. Trooper's principal asset, Stream Communications Ltd., provides analog and digital broadband network services in Poland, which includes cable, video on demand, Internet and telephony on a fiber optic network.

Trooper also owns PolVoice.com.Ltd., which provides business-to-business Internet telephony and data transmission services in Poland, and International Eco-Waste Systems S.A., which provides Poland with state of the art environmental services.

Established in 1995, Trooper Technologies is headquartered in Vancouver with offices in Warsaw and Krakow and is publicly traded on the Canadian Venture Exchange under the symbol TPP and on the Frankfurt Stock Exchange under the symbol TPJ.  Trading in Trooper's shares was halted by CDNX on January 25, 2001 and will remain halted pending receipt and review by CDNX of documentation regarding Trooper's change of business which was the subject of its news releases dated October 12 and December 20, 2000 and February 19, 2001."

On Behalf of the Board

/s/ Iwona Kozak

Iwona Kozak, Secretary and Director

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE CANADIAN VENTURE EXCHANGE NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE COMPANY'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPER TECHNOLOGIES INC.

/s/ Casey Forward

By:
Casey Forward, Chief Financial Officer

Date: September 4, 2001